VIA EDGAR
October 12, 2011
Ms. Jennifer Thompson, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Ormat Technologies, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-32347
Dear Ms. Thompson:
          Ormat Technologies, Inc. (the “Company”) acknowledges receipt of the letter dated September 15, 2011 (the “Staff Letter”) from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”). Reference is also made to the conversation between Mr. Joseph Tenne, the Company’s Chief Financial Officer, and Ms. Yong Kim on September 26, 2011, during which it was agreed that we would respond to the Staff Letter by October 13, 2011.
          We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Set forth below is the Staff’s comment contained in the Staff Letter (in bold face type) followed by our responses.
ORMAT TECHNOLOGIES, INC.
6225 Neil Road • Reno, NV 89511-1136 • Telephone: (775) 356-9029 • Facsimile: (775) 356-9039

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2011

Form 10-K for the Year Ended December 31, 2010
Item 8. Financial Statements and Supplementary Data, page 121
Notes to Consolidated Financial Statements, page 127
Note 16 — Power Purchase Agreements, page 165
1.	We note that the price terms for your power purchase agreements (PPAs) include, among other things, a fixed price, short-run avoided cost and a fixed price with an escalation clause that includes the fair value of environmental attributes, known as renewable energy credits. We have the following comments regarding your renewable energy credits (RECs):
•	Please tell us whether and how you account for the creation of your RECs. In doing so, tell us whether you record RECs as an asset at the time they are generated/earned by you through the production of electricity from a renewable source or whether you do not record an entry at the time RECs are generated. If you record RECs at a time other than generation, tell us when they are recorded and how you determined the appropriate point in which to record them. If RECs are recorded as an asset, regardless of when they are recorded, provide us with examples of the applicable journal entries and tell us the basis in GAAP for your accounting, including the basis in GAAP for valuing the RECs.

The Company’s domestic geothermal and recovered energy power plants generate environmental attributes, which include renewable energy credits (“RECs”), as part of their operation. With a few specific exceptions discussed further below, each of the Company’s power purchase agreements (“PPAs”) expressly provide that such environmental attributes are part of a single bundled “product” that is sold to, and paid for by, the off-taker. Because all of the output from the Company’s power plants, including the environmental attributes, is sold to the off-takers under the PPAs (other than the noted exceptions), and as further explained below, the Company does not separately account for environmental attributes, either by recording them as a separate asset or by recognizing a separate revenue stream.

Each of the Company’s PPAs contains an embedded lease which is accounted for in accordance with ASC 840, Leases. The pricing inherent in the PPAs is based on the combined benefit of electricity, capacity and environmental attributes and the environmental attributes are accounted for as part of the lease arrangements. Because the off-taker receives the environmental attributes as a result of the overall lease of the power facility, there is no separate revenue recognized related to environmental attributes. As such, the Company does not record any separate entries related to the environmental attributes nor does the Company separately quantify the portion of the lease revenue related to the environmental attributes.

Because the environmental attributes are sold as part of the overall lease of the power plants, the Company does not record an asset for the environmental attributes upon generation or at any other time.

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2011

The exceptions are several of the Company’s geothermal power plants in its Brady and Steamboat Complexes. Based on applicable regulations adopted by the Public Utilities Commission of Nevada and certain agreements entered into with the off-taker of the electricity generated by these plants, the Company retains the rights to the environmental attributes associated with the auxiliary power (the power needed to operate a geothermal power plant’s auxiliary equipment such as pumps and cooling towers) used at such plants and sells such environmental attributes to the off-taker separately. The amount of environmental attributes associated with the auxiliary power and the resulting revenue is immaterial (less than 0.3% of total electricity revenues annually for the years ended December 31, 2010, 2009, and 2008).

•	Please tell us whether you are utilizing any RECs, and if so, tell us how you account for their utilization, including your basis in GAAP for your accounting. Otherwise, please confirm to us that you sell to others all of the RECs that you generate.

Except as noted immediately above, the Company does not utilize any environmental attributes but sells all the environmental attributes generated to the off-takers as part of the overall lease of the plants.

•	Please tell us whether you sell RECs apart from the related power or whether they are bundled for sale with the related power during the periods presented in your financial statements. Either way, please tell us how you account for the sale, including your basis in GAAP for your accounting. Additionally, given your disclosure at the top of page 93, please tell us whether you are participating in the CPUC’s tradable REC program during 2011, and if so, how you account for sales of RECs under this program.

The Company does not participate in the California Public Utilities Commission’s tradable REC program, since all of the environmental attributes currently generated in California are sold to the off-takers under the lease arrangements discussed above. The disclosure at the top of page 93 of the Company’s annual report (appearing under “Trends and Uncertainties”) was included as this recent program (effective January 2011) could potentially impact the terms of PPAs entered into or amended in the future.

Except as noted above, all of the environmental attributes generated by the Company’s geothermal power plants are sold to the off-takers under the terms of PPAs which include the value for environmental attributes. As mentioned above, environmental attributes are sold as part of the lease of the related geothermal plants.

•	Please tell us how frequently your PPAs include the sale of RECs. If possible, quantify for us the amount of revenue you generated from the sale of RECs for each year presented in your financial statements. If our understanding of how RECs are contemplated in your PPAs is inaccurate, please clarify it.

Except as noted above, all of the Company’s PPAs include the environmental attributes as part of the single bundled “product” sold to the off-taker. Please see the prior responses regarding the question of quantifying any revenues associated with such environmental attributes.

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2011

•	With regard to your PPAs that include the sale of RECs, tell us whether and how you allocate revenue to the RECs at the time of sale. Please provide us with an example journal entry that shows the allocation of the sales price to your each component of your PPA, including the RECs if you separately allocate revenue to them.

The pricing inherent in the PPAs is based on the combined benefit of electricity, capacity and environmental attributes. Because the off-taker receives the environmental attributes as a result of the overall use of the power facility, there is no separate revenue recognized related to environmental attributes. As such, the Company does not record any separate entries related to the environmental attributes nor does the Company separately quantify the portion of electricity revenue related to the environmental attributes.
                  We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned or Mr. Eyal Hen, at Tel: (775) 356-9029 Ext. 32218.
Sincerely,
/s/ Joseph Tenne
Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
VIA EDGAR

cc:	United States Securities and Exchange Commission Ms. Yong Kim

Chadbourne & Parke LLP Mr. Noam Ayali, Esq. Mr. Charles E. Hord, III, Esq.